NO ACT

1E

12-23-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15005110

Received SEC

FEB 13 2015

Washington, DC 20549

February 13, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-13-15

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: Papa John's International, Inc.
Incoming letter dated December 23, 2014

Dear Mr. Dye:

This is in response to your letters dated December 23, 2014, January 7, 2015 and January 19, 2015 concerning the shareholder proposal submitted to Papa John's by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated December 30, 2014, January 9, 2015 and January 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jared S. Goodman
PETA Foundation
jaredg@petaf.org

February 13, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Papa John's International, Inc.
Incoming letter dated December 23, 2014

The proposal encourages the board to have Papa John's expand its menu offerings to include vegan cheeses and vegan meats in order to advance animal welfare, reduce its ecological footprint, expand its healthier options and meet growing demand for plant-based foods.

There appears to be some basis for your view that Papa John's may exclude the proposal under rule 14a-8(i)(7), as relating to Papa John's ordinary business operations. In this regard, we note that the proposal relates to the products offered for sale by the company and does not focus on a significant policy issue. Accordingly, we will not recommend enforcement action to the Commission if Papa John's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

January 20, 2015

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

Re: Reply to Papa John's International, Inc., Third Letter Regarding PETA's Shareholder Proposal

Dear Sir or Madam:

On behalf of PETA, I submit this brief response to Papa John's letter to the Staff of January 19, 2015.

In stating that PETA "appears to misunderstand the basis for the Company's conclusion that the Proposal is excludable" and "[t]he Proposal . . . focuses just as much on expanding the Company's food options and meeting . . .consumer demand as it does on either animal welfare or the environment," Papa John's not only obfuscates the fact that PETA was responding directly to each point raised in its supplement, but asks the Staff to adopt an entirely new rule for exclusion. Papa John's urges the Staff to accept that a shareholder must choose only one of multiple significant policy issues addressed by a proposal to discuss in its supporting statement, pretend that others do not exist, and cannot inform shareholders that adoption of the Proposal would have any benefit to the company or its customers, such as meeting consumer demand. According to the Company, it is irrelevant whether the underlying subject matter and reasoning of the proposal squarely encompasses multiple significant policy issues—only if the text of a proposal is limited to a single significant policy issue can it "focus" on any such issue.

This interpretation is not only unsupported by Rule 14a-8(i)(7) or any Staff decisions, but is inconsistent with the Staff's focus on the underlying subject matter of a proposal:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.

Staff Legal Bulletin No. 14E (Oct. 27, 2009).

Moreover, despite that the significant policy issues of the environment, human health, and animal welfare have been discussed at length in PETA's previous correspondence, Papa John's again attempts to ignore the manner in which these issues are implicated by the Proposal and claims that "[t]he connection . . . is attenuated at best."

Specifically, the Company argues that the Proposal does not focus on the significant policy issue of animal welfare or the humane treatment of animals because it does not seek an outright ban of any practice or product, or expressly state that meat and cheese offerings involve the inhumane treatment of animals and would be mitigated. First, the many decisions cited in our previous correspondence in which Staff found proposals to address this significant policy issue make clear than the proposal need not seek a complete ban on any practice in order to fall within this exception to Rule 14a-8(i)(7).

Second, that plant-based meat and cheese offerings would mitigate the inhumane treatment of animals used for Papa John's current meat and cheese options is obvious. As just a few examples, pigs commonly have holes punched in their ears and noses, are confined indoors, and weaned early as piglets, while pregnant mothers are confined in gestation crates so small they cannot turn around. Cows are subject to the painful mutilations of castration, dehorning, and branding. Chickens are crammed in filthy, ammonia-filled sheds at a stocking rate of 7.5 pounds per square foot. When they are sent to slaughter they are violently shackled before being run through an electric water bath to immobilize them before they have their throats slit while many, if not all, are still fully conscious.

Indeed, in its letter, the Company acknowledges that a proposal requesting that it phase out the cruel practice of dehorning cattle is a significant policy issue subject to inclusion in its proxy materials. A great majority of Papa John's cheese still comes from cows who are dehorned. Of course, if phasing out the practice of dehorning would involve the significant policy issue of the humane treatment of animals, so would giving customers the option to choose vegan cheese (and meat), which reduces the Company's demand for cheese from dehorned cattle (and meat from cruelly-treated farmed animals).

Since PETA's Proposal focuses on the significant social policy issues of the environment, animal welfare, and human health—even one of which would be sufficient to fall within the exception to Rule 14a-8(i)(7)—the company may not omit the Proposal from its proxy materials as relating to ordinary business operations.

Thank you.

Very truly yours,

Jared S. Goodman
Director of Animal Law
(202) 540-2204
JaredG@petaf.org

Enclosures

cc: Alan L. Dye, Hogan Lovells US LLP
Clara Passafiume, Papa John's International, Inc.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 19, 2015

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Papa John's International, Inc. – Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

We are writing on behalf of the Company to respond to the Proponent's letter to the staff dated January 9, 2015. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our initial letter to the staff dated December 23, 2014.

The Proponent appears to misunderstand the basis for the Company's conclusion that the Proposal is excludable. The Company does not dispute that the humane treatment of animals is a significant social policy. The staff has expressed that view in a number of no-action letters, including letters cited in our prior correspondence. *See, e.g., Coach, Inc.* (Aug. 19, 2010) (disallowing exclusion of a proposal encouraging the board to adopt a policy against buying or selling fur products, in part because the proposal "focuses on the significant policy issue of the humane treatment of animals"); *Revlon, Inc.* (Mar. 18, 2014) (disallowing exclusion of a proposal to issue an annual report to shareholders disclosing the company's policy on animal testing, in part because "the proposal focuses on the significant policy issue of the humane treatment of animals"). Moreover, the Company has demonstrated that it will include in its proxy statement a shareholder proposal that is focused on the humane treatment of animals, a matter that the Company takes very seriously. See the Company's proxy statement filed on March 25, 2013, submitting to shareholders a proposal requesting that the Company adopt a policy requiring the company's dairy suppliers to phase out the practice of dehorning cattle.

The Proposal, however, does not even mention, much less focus on, the humane treatment of animals. Instead, the Proposal asserts only that additional vegan items on the Company's menus would promote "animal welfare." The Proposal does not mention any inhumane treatment of animals that might be mitigated by the Proposal, does not seek to ban any practice or product of either the Company or its suppliers in an effort to prevent inhumane treatment of animals, and does not suggest that the Company's inclusion of meat and cheese items on its menus involves the inhumane treatment of animals.

Even if "animal welfare" (as opposed to the humane treatment of animals) were a significant policy issue, the Proposal is hardly focused on animal welfare. The Proposal expressly seeks to advance a variety of societal and Company-specific benefits in addition to animal welfare, including reducing the Company's "ecological footprint," expanding the Company's "healthier options," and meeting "a growing demand for plant-based foods." The Proposal therefore focuses just as much on expanding the Company's food options and meeting the Proponent's perception of customer demand as it does on either animal welfare or the environment. Neither expanded menu options nor perceived consumer demand involves a significant policy issue.[1]

The connection between adding specific vegan menu items to a menu that already offers vegan options, and the advancement of any significant policy mentioned in the Proposal, is attenuated at best.[2] Rather than promote any significant policy, the Proposal seeks to micro-manage the Company's operations by dictating the Company's menu items, which clearly is a matter of ordinary business.

---

[1] A proposal that seeks to address both significant policy matters and ordinary business matters is excludable as relating to ordinary business. *See Peregrine Pharmaceuticals Inc.* (Jul. 31, 2007), in which the staff permitted exclusion of a proposal recommending that the board appoint a committee to evaluate both the strategic direction of the company and the performance of the management team, noting that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions."

[2] A proposal that merely mentions a social benefit that might result from a proposed change to the company's product offerings is excludable under Rule 14a-8(i)(7) as relating to ordinary business matters. *See e.g., Dominion Resources, Inc.* (Feb. 3, 2011), in which the staff allowed exclusion of a proposal requesting that the company initiate a program to finance customers' installation of rooftop solar or wind power renewable generation, and observing that such a program would help the company achieve the important goal of "stewardship of the environment." The staff agreed that, even though the proposal touched upon environmental topics, the proposal was excludable as relating to "the products and services offered for sale by the company."

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737 or John Beckman at (202) 637-5464.

Sincerely,

Alan L. Dye

Alan L. Dye

cc: Jared S. Goodman (People for the Ethical Treatment of Animals)
Clara M. Passafiume (Papa John's International, Inc.)
John B. Beckman (Hogan Lovells US LLP)

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PETA FOUNDATION

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

January 9, 2015

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

Re: Papa John's International, Inc., 2014 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and in response to Papa John's International, Inc.'s ("Papa John's") letter to the Staff of the Division of Corporation Finance ("Staff") of January 7, 2015.

As discussed in detail below, even if the Proposal deals with the day-to-day operations of the company, Papa John's has failed successfully refute that it focuses on the significant social policy issues of the environment, animal welfare, and human health. Accordingly, PETA respectfully requests that Papa John's request for a no-action letter on the basis of Rule 14a-8(i)(7) be denied.

Over the Past Two Decades, The Staff Has Come to View the Welfare of Animals Used for Food as a Significant Social Policy Issue.

Papa John's again asserts that the Staff's dated decisions in *McDonald's Corp.* (Mar. 9, 1990) and *McDonald's Corp.* (Mar. 24, 1992) are controlling here and that PETA merely "asks the staff to reverse its position." The Company is wilfully ignoring the fact the Staff's determination of whether a topic raises significant social policy issues necessarily evolves. *See, e.g.,* Staff Legal Bulletin No. 14A ("[T]he presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"); Amendments to Rules on S'holder Proposals, Release No. 23200 (May 21, 1998) ("From time to time, . . . reflecting changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.").

In the McDonald's matters the proponents did not argue, and the Staff gave no indication that it even considered, whether the welfare of animals for food was a

PETA FOUNDATION IS AN OPERATING NAME OF FOUNDATION TO SUPPORT ANIMAL PROTECTION

AFFILIATES:
- PETA U.S.
- PETA Asia
- PETA India
- PETA France
- PETA Australia
- PETA Germany
- PETA Netherlands
- PETA Foundation (U.K.)

significant social policy issue at that time.[1] However, the Staff decisions cited in PETA's previous correspondence, among others, clearly demonstrate that it has come to view the welfare of animals used for food as a significant social policy issue that transcends exclusion on the basis of Rule 14a-8(i)(7). *See, e.g., Bob Evans Farms, Inc.* (June 6, 2011); *Denny's* (March 17, 2009); *Wendy's Int'l Inc.* (Feb. 19, 2008). Indeed, the ascent of widespread debate regarding this issue could not be clearer than in the case of the various ballot initiatives that have been approved by state voters in recent years:

- California's Proposition 2, which prohibited the confinement of farmed animals in a manner that does not allow them to turn around freely, lie down, stand up, and fully extend their limbs, was approved in 2008 with 8,203,769 (63.5%) votes in favor of, and 4,731,738 (36.5%) against the measure.[2]
- Florida's Amendment 10, which prohibited the confinement of pigs during pregnancy in "gestation crates" that prevented them from turning around freely, was approved in 2002 with 2,608,996 (54.75%) votes in favor of, and 2,155,911 (42.25%) against the measure.[3]
- Arizona's Proposition 204, which prohibited tethering or confining pigs during pregnancy or calves raised for veal for the majority of a day in a manner that does not allow them to turn around freely, lie down, and fully extend their limbs, was approved in 2006 with 926,913 (62%) votes in favor of, and 569,190 (38%) against the measure.[4]

Six additional states have enacted bans on gestation crates, further demonstrating the widespread debate regarding the welfare of animals used for food.[5]

Furthermore, the Company fails in its attempt to distinguish the recent decisions in *Coach, Inc.* (Aug. 19, 2010) and *Revlon, Inc.* (Mar. 18, 2014)—in which the Staff found that the proposals could not be excluded on the basis of Rule 14a-8(i)(7) because they raised the "significant policy issue of humane treatment of animals." Papa John's notably argues that these cases are distinguishable because they "specifically sought to curtail company activities that involved inhumane treatment of animals, and describe the inhumane treatment in detail in their supporting statements," neither of which is true.

---

[1] The dramatic increase in the number of vegetarian adults and restaurants since the *McDonald's* decisions further indicate the widespread public concern regarding this issue over the past two decades. In September, USA Today reported a "300% increase in the number of vegetarian adults in the past 18 years" and "nearly 800% increase in vegetarian restaurants in the past 21 years." Statistics from the U.S. Department of Agriculture show that "[f]or the first time on record, U.S. per-capita meat consumption has declined for four consecutive years," and "[t]he six percent drop between 2006 and 2010 is the largest sustained decline since recordkeeping began in 1970." Steve Baragona, *As World Meat Consumption Grows, US Appetite Wanes*, Voice of America (Apr. 3, 2013), http://www.voanews.com/content/as_world_meat_consumption_grows_americas_appetite_wanes/1634222.html.

[2] California Proposition 2, Standards for Confining Farm Animals (2008), Ballotpedia, http://ballotpedia.org/California_Proposition_2,_Standards_for_Confining_Farm_Animals_(2008); *see also* The Times Editorial Board, *California's Egg-Laying Hens to Get their Breathing* Room, L.A. Times (Dec. 26, 2014), http://www.latimes.com/opinion/editorials/la-ed-hens-eggs-california-proposition2-ab1437-20141226-story.html.

[3] Florida Animal Cruelty, Amendment 10 (2002), Ballotpedia, http://ballotpedia.org/Florida_Animal_Cruelty,_Amendment_10_(2002).

[4] Arizona Humane Farms, Proposition 204 (2006), Ballotpedia, http://ballotpedia.org/Arizona_Humane_Farms,_Proposition_204_(2006).

[5] Humane Soc'y of the U.S., Crammed into Gestation Crates (Feb. 19, 2014), http://www.humanesociety.org/issues/confinement_farm/facts/gestation_crates.html.

In *Revlon*, PETA's resolution, titled "Transparency in Animal Testing," sought information on the company's animal testing policies and activities in light of its "initial silence on this matter and the misleading public statements that have followed." It did not specifically request that the board eliminate any animal testing or "company activities that involved inhumane treatment of animals," as Papa John's alleges. In fact, as PETA noted in its reply to Revlon's no-action request, "It is fully possibly to comply with the request in the Proposal without ceasing those operations [that involve animal testing]."

Similarly, PETA's proposal in *Revlon* did not "describe the inhumane treatment in detail in [its] supporting statement[]." The *only* allegation of inhumane treatment or detail on that treatment in the entire proposal and supporting statement comprises a single sentence—"The estimated 75 animals who are poisoned for each product in those tests in China are force-fed the product, have it dripped into their eyes, and are ultimately killed."—and use of the words "misery" and "painful" in the subsequent sentence. Accordingly, the Staff's conclusion that the proposal could not be excluded on the basis of Rule 14a-8(i)(7) was clearly not based whether the proposal requested that the company eliminate inhumane animal treatment or described that treatment in detail in the supporting statement, but on the fact that the focus and underlying subject matter of the proposal—the use of animals for experimentation and testing—is encompassed by the "significant policy issue of humane treatment of animals."

Similarly, PETA initially declined to address the *Home Depot, Inc.* (Jan. 24, 2008) and *Lowe's Companies, Inc.* (Feb. 1, 2008) decisions again referenced by Papa John's because, unlike the context of animals used for food and experimentation, the Staff has not yet found on any occasion that the welfare of animals in relation to the use of glue traps raises a sufficiently significant social policy issue to overcome Rule 14a-8(i)(7). Indeed, this is a crucial distinction between the Staff's decisions in the glue trap cases and in *Coach*, which both deal with the sale of particular products and Papa John's does not even endeavor to reconcile. The glue trap cases simply have no bearing on this matter. On the contrary, there have been numerous shareholder resolutions in the last decade on the social issue of animals used for food where the staff declined to issue no-action letters.

The Proposal Also Focuses on the Detrimental Environmental Effects of the Company's Meat and Dairy Products, A Significant Social Policy Issue.

The Company continues its remarkably disingenuous assertions that the Proposal does not relate to the significant policy issue of the environment. In its no-action request, Papa John's states that "[t]he Proposal merely references the environment by making a general claim that '[v]egan foods are also best for the environment,' and does not otherwise link the Proposal to any environmental issue." In its supplemental correspondence, the Company now alleges that PETA argues, "apparently in the alternative, that the Proposal is focused on environmental issues" and "merely describ[es]" with a "conclusory statement" that the vegan options requested are "environmentally friendly." Given the blatantly false nature of these comments, PETA feels obligated to include the relevant text of the supporting statement—which focuses on the environmental impact of animal agriculture on the environment and totals 123 words, or nearly a quarter of the entire statement—here:

> Vegan foods are also best for the environment. The Food and Agriculture Organization (FAO) of the United Nations has declared that the "livestock sector is one of the top two or three most significant contributors to the most environmental problems at every scale from global to local." Animal agriculture is a leading contributor to climate change—accounting for 18 to a staggering 51 percent *or more* of global greenhouse-gas emissions, according to reports published by the United Nations and the Worldwatch institute, respectively. Plant-based foods also contribute to food security and price stabilization as we face major droughts. As David Pimentel of Cornell University noted, producing a pound of animal protein requires about 100 times more water than producing a grain of protein.

The environmental impetus for the Proposal is also referenced in the "resolved" and penultimate paragraphs. While this is unquestionably sufficient to establish that the Proposal focuses on this significant social policy issue, PETA notes that it is far from exhaustive. For example, according to a recent report:

> Curbing the world's huge and increasing appetite for meat is essential to avoid devastating climate change, according to a new report. . . . Two recent peer-reviewed studies calculated that, without severe cuts in this trend, agricultural emissions will take up the entire world's carbon budget by 2050, with livestock a major contributor. This would mean every other sector, including energy, industry and transport, would have to be zero carbon, which is described as "impossible." The Chatham House report concludes: "Dietary change is essential if global warming is not to exceed 2C."[6]

Indeed, just yesterday, the same day that Papa John's submitted its rebuttal, the Washington Post reported: "Americans, though they are eating less meat than they have in the past, are still fond of steaks, hamburgers, and chicken wings. And the environmental impact of that diet is significant. Carnivores contribute far more to environmental decay than do vegetarians. The livestock industry is responsible for an estimated 15 percent of total global carbon emissions."[7]

The Proposal, If Adopted by Shareholders, Would Reduce Consumer Demand for the Company's Meat and Dairy Products.

Finally, Papa John's states that "nothing in the Proposal explains how adding vegan cheese and vegan meat options to the Company's menu . . . would curtail demand for dairy cheese and meat, even assuming that such a reduction in demand would have an effect on the Company's ecological footprint, which itself remains unclear." While the Proposal does indeed discuss demand for vegan foods, as opposed to dairy and meat, and details the impact of the company's dairy and meat offerings on the environment and human health, PETA was neither required to

---

[6] Damian Carrington, *Eating Less Meat Essential to Curb Climate Change, Says Report*, The Guardian (Dec. 2, 2014), http://www.theguardian.com/environment/2014/dec/03/eating-less-meat-curb-climate-change.
[7] Roberto A. Ferdman, *The Meat Industry's Worst Nightmare Could Soon Become a Reality*, Washington Post (Jan. 7, 2015), http://www.washingtonpost.com/blogs/wonkblog/wp/2015/01/07/why-the-governments-new-dietary-guidelines-could-be-a-nightmare-for-the-meat-industry/.

include additional detail on these points to establish that the Proposal focuses on significant social policy issues, nor would it be possible within the constraints of a 500-word shareholder proposal.

As noted in PETA's reply to Papa John's no-action request, "It is indisputable that some of the Company's customers will opt for these humane, environmentally friendly, and healthier options instead of dairy cheese and meat when ordering." While PETA did not further elaborate on this point, believing it to be common sense that Papa John's would not dispute, it is well-supported by company reports and consumer surveys.

As NPR reported: "According to new research, consumers—and not just vegetarians—are also warming up to products like tempeh, tofu and seitan that can stand in for meat."[8] The survey, conducted by a market research, indicated that "36 percent of U.S. consumers said they buy meat substitutes—even though only 7 percent identified themselves as vegetarian," and that "sales of meat alternatives reached $553 million in 2012, up 8 percent from 2010." An analyst at the firm concluded: "'The bottom line is that vegetarians and vegans aren't the only people eating 'fake' meat—meat eaters are also exploring this newfound protein superpower.'" As noted above, demand for meat is correspondingly decreasing. Another recent report indicates that "[t]hree in 10 consumers are trying to limit their meat intake,"[9] and a meat industry publication found that 50% of millennials have bought meat alternatives in the last year.[10] In fact, an article published yesterday reveals that Chipotle found that one-half of its customers who purchased shredded-tofu Sofritas, a meat alternative first added to the company's menu in 2013, were "meat eaters."[11]

Dairy alternatives are also seeing major traction, as the Washington Post reported: "they've represented the fastest-growing part of the dairy market, according to Mintel, Inc., a Chicago-based research firm. Sales of milk alternatives rose to nearly $2 billion in 2013, up 30 percent since 2011. . . . Non-dairy milk's growth is expected to continue outpacing dairy milk's at least through 2018."[12] Indeed, another article published just yesterday reported on the rise of people reducing the amount of both meat and dairy that they consume for health and environmental reasons.[13]

---

[8] Eliza Barclay, *Even Carnivores Are Putting More Fake Meat On Their Plates*, NPR (Aug. 15, 2013), http://www.npr.org/blogs/thesalt/2013/08/14/212024490/even-carnivores-are-putting-more-fake-meat-on-their-plates

[9] *Consumer and Innovation Trends in Meat, Fish, and Poultry 2014*, Datamonitor, http://www.datamonitor.com/store/Product/consumer_and_innovation_trends_in_meat_fish_and_poultry_2014?productid=CM00198-064

[10] Lisa M. Keefe, *Nuts, Shakes are Common Non-Meat Protein Sources*, Meatingplace (Oct. 28, 2014), http://www.meatingplace.com/Industry/News/Details/53948.

[11] Tom Philpott, *I Used to Be a Snob About Fake Meat. I Was Dead Wrong.*, Mother Jones (Jan. 7, 2015), http://www.motherjones.com/tom-philpott/2015/01/fake-meat-snob-no-more.

[12] Jennifer Van Allen, *Got Milk? From a Cow or a Plant?*, Washington Post (June 10, 2014), http://www.washingtonpost.com/news/to-your-health/wp/2014/06/10/got-milk-from-a-cow-or-a-plant/.

[13] Madlen Davies, *Are you a REDUCETARIAN?*, Daily Mail Online (Jan. 7, 2015), http://www.dailymail.co.uk/health/article-2900333/Are-REDUCETARIAN-Rise-people-pledging-cut-meat-eat-health-environmental-reasons-not-completely.html.

Conclusion

We request that the Staff decline to issue a no-action response to Papa John's in light of the Proposal's focus on the significant social policy issues of the environment, animal welfare, and human health, and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

Thank you.

Very truly yours,

Jared S. Goodman
Director of Animal Law
(202) 540-2204
JaredG@petaf.org

Enclosures

cc: Alan L. Dye, Hogan Lovells US LLP
Clara Passafiume, Papa John's International, Inc.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 7, 2015

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Papa John's International, Inc. – Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

We are writing on behalf of the Company to respond to the Proponent's letter to the staff dated December 30, 2014, in which the Proponent objects to the Company's omission from its 2015 proxy materials of the Proponent's proposal requesting that the Company "expand its menu offerings to include vegan cheeses and vegan meats." For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our letter to the staff dated December 23, 2014.

As explained in our initial letter, the Proposal deals with matters relating to the Company's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7). The Proponent's letter provides no basis for a different conclusion.

The Proposal does not focus on significant social policy issues

In support of its argument that the Proposal "focuses on significant social policy issues," the Proponent relies primarily on two no-action letters, *Coach, Inc.* (Aug. 19, 2010) and *Revlon, Inc.* (Mar. 18, 2014). In *Coach*, the staff disallowed exclusion of a proposal requesting that, "given the cruel and inhumane treatment of animals killed for their fur," the company stop purchasing or selling "fur products." Similarly, in *Revlon*, the staff disallowed exclusion of a proposal that requested a report on animal testing of the company's products and asserted in its supporting statement that the animal testing of the company's products was needlessly cruel to animals, many of which allegedly were killed following the testing. In both cases, the staff noted that the proposal focused on the "significant policy issue of the humane treatment of animals."

The proposals addressed in *Coach* and *Revlon* are clearly distinguishable from the Proposal because they specifically sought to curtail company activities that involved inhumane treatment of animals, and described the inhumane treatment in detail in their supporting statements. The Proposal, in contrast, simply requests the addition of more vegan options to the Company's menu, where vegan options already exist. The Proposal does not seek to eliminate any item or ingredient from the Company's menu, does not allege or describe any inhumane treatment of animals, and does not suggest how the Company's offering of additional vegan menu items might somehow curtail inhumane treatment of animals.

Far more pertinent, and similar, to the Proposal are the proposals addressed by the staff in *McDonald's Corp.* (Mar. 24, 1992) and *McDonald's Corp.* (Mar. 9, 1990), both of which sought to add more vegetarian features to the company's menu, as described in our initial letter. The Proponent does not attempt to distinguish the proposals in those two letters from the Proposal, but instead effectively asks the staff to reverse its position on the ground that the letters are "outdated" and "do not represent the current status of the appropriate analytical framework." In fact, however, the current analytical framework supports exclusion of the Proposal, as evidenced by more recent letters, cited in our initial letter but not addressed by the Proponent, holding that a proposal that focuses on a company's sale of a particular product is excludable even where the focus of the proposal is on animal welfare. *See Home Depot, Inc.* (Jan. 24, 2008) and *Lowe's Companies, Inc.* (Feb. 1, 2008). More recently, the staff reaffirmed the view it expressed in those letters when it allowed exclusion of proposals encouraging the addition of a warning label to glue traps sold in the companies' stores. *See Home Depot, Inc.* (Mar. 12, 2010) and *Lowe's Companies, Inc.* (Mar. 18, 2010). Unlike the proposals in *Home Depot* and *Lowe's*, which articulated some animal welfare concerns, the Proposal does not describe any inhumane treatment of animals, and only mentions animal welfare as one of various societal benefits that might arise from increased consumption of vegan foods. The Proposal clearly is excludable, therefore, under the current analytical framework.

The Proponent also argues, apparently in the alternative, that the Proposal is focused on environmental issues and therefore raises a significant policy issue for that reason. The Proposal is hardly "focused" on environmental issues, any more than it is focused on the humane treatment of animals. The Proponent attempts to demonstrate the Proposal's focus by asserting that "[i]t is indisputable that some of the Company's customers will opt for these humane, environmentally friendly, and healthier options instead of dairy cheese and meat when ordering." This conclusory statement does not establish the "focus" of the Proposal. Merely describing a desired product offering as "humane" or "environmentally friendly" or "healthier" (or all three) does not transform a proposal into one that focuses on significant policy issues. Moreover, nothing in the Proposal explains how adding vegan cheese and vegan meat options to the

Company's menu, which already contains vegan options, would curtail demand for dairy cheese and meat, even assuming that such a reduction in demand would have an effect on the Company's ecological footprint, which itself remains unclear.

Conclusion

For the reasons set forth above and in our prior letter, we remain of the view that the Company may exclude the Proposal from its 2015 proxy materials.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737 or John Beckman at (202) 637-5464.

Sincerely,

Alan L. Dye

Alan L. Dye

cc: Jared S. Goodman (People for the Ethical Treatment of Animals)
Clara M. Passafiume (Papa John's International, Inc.)
John B. Beckman (Hogan Lovells US LLP)

PETA FOUNDATION

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

December 30, 2014

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

Re: Papa John's International, Inc., 2014 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to Papa John's International, Inc.'s ("Papa John's") request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by Papa John's in connection with its 2014 annual meeting of shareholders (the "proxy materials").

As discussed in greater detail below, because the Proposal does not deal with "ordinary business operations" and focuses on significant social policy issues, PETA respectfully requests that Papa John's request for a no-action letter on the basis of Rule 14a-8(i)(7) be denied.

I. BACKGROUND

PETA's resolution, titled "Shareholder Resolution Regarding Vegan Menu Offerings," provides:

> **RESOLVED,** that in order to advance animal welfare, reduce its ecological footprint, expand its healthier options, and meet a growing demand for plant-based foods, shareholders encourage the board to have Papa John's expand its menu offerings to include vegan cheeses and vegan meats.

The supporting statement then discusses the significant environmental and health benefits of vegan foods, consumer interest in a vegan diet, and that pizza chains across the country have already begun to implement what the Proposal requests. A copy of the Proposal is attached hereto as Exhibit A.

II. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." Only "business matters that are mundane in nature and do not involve any substantial policy" considerations may be omitted under this exemption. Adoption of Amendments Relating to Proposals by Security Holders, 41 Fed. Reg. 52,994, 52,998 (1976). The Commission has explained that the policy underlying this rule rests on two central considerations. The first consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) ("Rule 14a-8 Release"). Second, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

Accordingly, the Commission has stated and repeatedly found since that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because *the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.*" Rule 14a-8 Release (emphasis added). Pursuant to this exception, "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14A, http://www.sec.gov/interps/legal/cfslb14a.htm.

Papa John's argues that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "relates to the Company's decision to sell a particular product." Letter from Alan Dye, Hogan Lovells, to SEC Division of Corporation Finance, at 3 (December 23, 2014) ("No-Action Request"). It is well-established that a proposal is not excludable merely because it deals with the sale of a company's products and, even if a proposal deals with what would otherwise be considered ordinary business operations, matters of animal welfare and environmentalism are significant social policy issues and proposals that focus on those issues are often not excludable in reliance on that rule.

In Staff Legal Bulletin No. 14C, the Division considered proposals related to the environment and public health, which it had previously found to be significant policy considerations, and advised that "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14C, http://www.sec.gov/interps/legal/cfslb14c.htm. The Staff has similarly concluded that animal welfare is a significant policy consideration and proposals relating to minimizing or eliminating operations that may result in poor animal welfare may not be excluded on this basis. In *Coach, Inc.*, 2010 WL 3374169 (Aug. 19, 2010), for example, PETA's resolution encouraged the company "to enact a policy that will ensure that no fur products are acquired or sold by [Coach]." In seeking to exclude the proposal, the company argued that "[t]he use of fur or other materials is an aesthetic choice that is the essence of the business of a design and fashion house such as Coach," "luxury companies must be able to make free and independent judgments of how best to meet the desires and preferences of their customers," and that the proposal "does not seek to improve the treatment of animals[, but] to use animal treatment as a pretext for ending the sale of fur products at Coach entirely." *Id.* The Staff disagreed, writing:

> In arriving at this position, we note that although the proposal relates to the acquisition and sale of fur products, it focuses on the significant policy issue of the humane treatment of animals, and it does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Id.

Moreover, in *Revlon, Inc.* (Mar. 18, 2014), PETA requested that the company issue an annual report to shareholders accurately disclosing, among other things, whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, the types of tests, the numbers and species of animals used, and the specific actions the company has taken to eliminate this testing. Like Papa John's, Revlon sought to exclude the proposal because "it deals with the sale of the company's products," and argued specifically that its decisions regarding in which countries to sell its products "are ordinary business matters that are fundamental to management's running of [Revlon] on a day-to-day basis and involve complex business judgments that stockholders are not in a position to make." *Id.* The Staff disagreed and did not permit the company to exclude the proposal pursuant to Rule 14a-8(i)(7), finding that it "focuses on the significant policy issue of the humane treatment of animals." *Id.*

Additionally, for more than a quarter-century, the Staff has recognized that shareholder proposals may properly address business decisions regarding the sale of products where significant policy issues are at issue. For example, in *Kimberly-Clark Corp.* (Jan. 12, 1988), the proponent requested that the company "establish[] a policy to completely and expeditiously withdraw from South Africa, including the termination of any agreements to continue business links with that country." In its response, even Kimberly-Clark recognized that such proposals generally "present shareholders with matters concerning general corporate policy and do not deal with matters relating to the ordinary business operations of a company" and that "[w]here shareholder proposals are based on social concerns, the staff's position is clear and dispositive," but argued that it may exclude the proposal at issue because it focused on the economic impact of conducting business there, rather than the social policy concerns. *Id.* The Staff disagreed and did not permit the company to exclude the proposal under what is now Rule 14a-8(i)(7). *See also, e.g., Texaco, Inc.* (February 28, 1984); *American Telephone and Telegraph Company* (December 12, 1985); *Harsco Corporation* (January 4, 1993); *Firstar Corporation* (February 25, 1993).

We believe offering vegan cheese and meat products on Papa John's menu is not a day-to-day operation that is "mundane in nature," involves "substantial policy," and does not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature." In support of its argument, the Company cites the existence of "[m]any complex factors, many of which require analysis of information to which the Company's shareholders do not have access," and describes these factors to include, e.g., consumer preferences, survey and market data, the source and cost of the ingredients, and the quality and taste of the food item. The need to weigh many factors is the undoubtedly common to virtually any decision made by a multi-billion dollar public company and to allow for companies to exclude a Proposal on that basis would be to nearly gut Rule 14a-8. Certainly, this matter does not include any more complex factors than the types of animal tests done on Revlon's behalf and measures that company had taken to eliminate that testing. This Proposal involves a single important policy consideration that the Company is able to implement as it sees fit and with an appropriate timeline.

The two most relevant no-action letters cited by Papa John's—*McDonald's Corp.* (Mar. 9, 1990) and *McDonald's Corp.* (Mar. 24, 1992), for the proposition that "restaurant owners and franchisors [can] exclude, as relating to ordinary business operations, proposals seeking to influence management's decision whether to offer certain menu items"—are inapposite, as they are outdated and do not represent the current status of the appropriate analytical framework. Whether a topic raises significant social policy issues necessarily changes with time. For example, in Staff Legal Bulletin No. 14A, the Commission stated:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

There is no question that the Staff's treatment of proposals relating to animal welfare and environmental issues have changed since those decisions were issued more than 20 years ago. Indeed, the Staff has since declined to issue no-action letters on this ground on many occasions in addition to *Coach* and *Revlon*, discussed above. *See, e.g., Bob Evans Farms, Inc.* (June 6, 2011) (finding that a proposal to encourage the board to *phase-in the use of "cage-free" eggs* so that they represent at least five percent of the company's total egg usage "focuses on the significant policy issue of the humane treatment of animals and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Denny's* (March 17, 2009) (finding that a proposal requesting the board to commit to selling at least 10% cage-free eggs by volume could not be excluded in reliance on Rule 14a-8(i)(7)); *Wendy's Int'l Inc.* (Feb. 19, 2008) (finding that a proposal requesting that the board issue a report on the feasibility of committing to purchase a percentage of its eggs from cage-free hens could not be excluded in reliance on Rule 14a-8(i)(7)); *see also Kellogg Co.* (Mar. 11, 2000) (finding that a proposal requesting that the board adopt a policy of removing genetically engineered crops, organisms, or products from all products sold or manufactured "appears to raise significant policy issues that are beyond the ordinary business operations of Kellogg"). In none of the opinions cited by Papa John's did the Staff find a significant social policy issue to be present but that the policy did not override exclusion on ordinary business grounds.

Finally, it appears that the Company's primary argument that the Proposal "does not involve a matter of significant policy" is that the Proposal raises more than one significant social policy and therefore does not "focus" on any specific one. While the Proposal does include detail on public interest in vegan cheeses and meats and the number of Papa John's competitors already carrying these products to demonstrate the relatively minor and low-risk step it requests of the board, the three primary reasons offered to implement the Proposal are "to advance animal welfare, reduce [the Company's] ecological footprint, [and] expand its healthier options," all of which have been recognized by the Staff as raising significant policy considerations to keep proposals from exclusion under Rule 14a-8(i)(7).

Additionally, the Company baselessly states that "[t]he Proposal merely references the environment by making a general claim that '[v]egan foods are also best for the environment,' and does not otherwise link the Proposal to any environmental issue." That very sentence is followed by more than 100 words—more than 20 per cent of the Proposal—of support discussing how animal agriculture "is a leading contributor to climate change" and producing animal protein requires about 100 times more water than producing grain protein. Likewise, the Company alleges that "it is unclear how the Proposal to add a vegan meat and cheese menu option addresses any environmental issue" since it "does not seek to eliminate meat menu items or animal agriculture in general." It is indisputable that some of the Company's customers will opt for these humane, environmentally friendly, and healthier options instead of dairy cheese and meat when ordering.

III. Conclusion

We respectfully request that the Staff decline to issue a no-action response to Papa John's and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8.

Should you need any additional information in reaching your decision, please contact me at your earliest convenience. If you intend to issue a no-action letter to Papa John's, we would welcome the opportunity to discuss this matter further before that response is issued.

Thank you.

Very truly yours,

Jared S. Goodman
Director of Animal Law
(202) 540-2204
JaredG@petaf.org

Enclosures

cc: Alan L. Dye, Hogan Lovells US LLP
Clara Passafiume, Papa John's International, Inc.

Exhibit A

Shareholder Resolution Regarding Vegan Menu Offerings

RESOLVED, that in order to advance animal welfare, reduce its ecological footprint, expand its healthier options, and meet a growing demand for plant-based foods, shareholders encourage the board to have Papa John's expand its menu offerings to include vegan cheeses and vegan meats.

Supporting Statement

"According to Google Trends," the Huffington Post notes, "public interest in a vegan diet is higher than ever before." Surveys and rankings continue to list vegan foods as a top trend. In the National Restaurant Association's 2014 "What's Hot" survey of top food trends as perceived by leading chefs, 74 percent of those surveyed say that vegan entrées are either a "hot trend" or a "perennial favorite."

As a result, pizza chains across the country, such as zpizza, Uncle Maddio's Pizza Joint, PizzaRev, Mellow Mushroom, RedBrick Pizza, Brixx, Your Pie, and Blaze Pizza, have responded by adding vegan cheese, and many offer vegan meats. Heated competition is now coming from the surge of fast casual brands, many with big backing, and it's common to find them leading the way with premium vegan toppings.

Premium vegan toppings can also expand Papa John's healthier menu offerings. The Academy of Nutrition and Dietetics states that vegetarians and vegans enjoy a lower risk of death from ischemic heart disease, lower blood cholesterol levels, lower blood pressure, lower rates of hypertension and type 2 diabetes, and a lower body mass index as well as lower overall cancer rates. Young people are more likely to be vegetarian or vegan, and more adults are also becoming vegan. Public figures ranging from former president Bill Clinton to Ellen DeGeneres are raising awareness of the health benefits of vegan eating.

Vegan foods are also best for the environment. The Food and Agriculture Organization (FAO) of the United Nations has declared that the "livestock sector is one of the top two or three most significant contributors to the most environmental problems at every scale from global to local." Animal agriculture is a leading contributor to climate change—accounting for 18 to a staggering 51 percent *or more* of global greenhouse-gas emissions, according to reports published by the United Nations and the Worldwatch Institute, respectively. Plant-based foods also contribute to food security and price stabilization as we face major droughts. As David Pimentel of Cornell University noted, producing a pound of animal protein requires about 100 times more water than producing a pound of grain protein.

Papa John's has reportedly noted that it already has "many customers who order the Garden Fresh pizza with … no cheese"; apparently, its current pizza sauce and original crust are already vegan. By offering premium vegan toppings, Papa John's can do more than just keeping up with the growing public interest in animal-free foods—it can also promote operations that are less detrimental to the environment, public health, and animal welfare.

We urge shareholders to support this socially and ethically responsible resolution.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(7)

December 23, 2014

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Papa John's International, Inc. (Commission File No. 0-21660) - Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

On behalf of Papa John's International, Inc. ("Papa John's" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its April 2015 annual meeting of stockholders (the "2015 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2015 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2015 proxy materials with the Commission on or about March 25, 2015.

THE COMPANY

Papa John's operates and franchises pizza delivery and carryout restaurants and, in certain international markets, dine-in and delivery restaurants. Papa John's began operations in 1984. At September 28, 2014, there were 4,537 Papa John's restaurants (741 Company-owned and 3,796 franchised) operating in all 50 states and in 36 international countries and territories. The Company's revenues are principally derived from retail sales of pizza and other food and beverage products to the general public by Company-owned restaurants, franchise royalties, sales of franchise and development rights, sales to franchisees of food and paper products, printing and promotional items, risk management services, and information services and related services used in their operations.

THE PROPOSAL

The Proposal requests that Papa John's shareholders approve the following resolution:

"RESOLVED, that in order to advance animal welfare, reduce its ecological footprint, expand its healthier options, and meet a growing demand for plant-based foods, shareholders encourage the board to have Papa John's expand its menu offerings to include vegan cheeses and vegan meats."

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2015 proxy materials under Rule 14a-8(i)(7), which permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *See Release No. 34-40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission indicated that the term "ordinary business" refers to "matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."

As the Commission explained in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first consideration relates to the "subject matter" of the proposal, in regard to which the Commission indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed below, the Proposal implicates both of the central considerations underlying the ordinary business exclusion. The subject matter of the Proposal deals with issues that are "fundamental to management's ability to run the company on a day-to-day basis." Further, in attempting to specify items for inclusion on the Company's menus, the Proposal seeks to "micro-manage" the affairs of the Company. Accordingly, the Proposal relates to the Company's ordinary business operations and therefore may be excluded from the Company's 2015 proxy materials pursuant to Rule 14a-8(i)(7).

A. The subject matter of the Proposal relates to the Company's decision to sell a particular product.

The Proposal would "encourage the board to have Papa John's expand its menu offerings to include vegan cheeses and vegan meats." At its core, the Proposal attempts to direct the Company to sell a particular product and therefore involves the Company's "ordinary business."

Allowing shareholders to dictate the Company's menu items would inappropriately delegate management's role to shareholders. Decisions regarding menu items inherently involve complex operational and business issues requiring knowledge of such things as the Company's array of current and contemplated menu items, the preferences of the Company's customers, survey and market data regarding consumer attitudes and pricing sensitivities, the feasibility of using certain ingredients on a large scale, the source and cost of ingredients and the menu items of the Company's competitors. Assessing these and the many other factors that influence the Company's decisions regarding particular menu items and ingredients requires the judgment of the Company's management, which, unlike individual shareholders, is well-positioned to and has the necessary skills, knowledge, information and resources to make informed decisions on such business and operational matters.

The staff has long concurred with this view in allowing restaurant owners and franchisors to exclude, as relating to ordinary business operations, proposals seeking to influence management's decision whether to offer certain menu items. In *McDonald's Corp.* (Mar. 9, 1990), for example, the staff allowed exclusion of a proposal recommending that the board of directors introduce "a vegetarian entree whose means of production neither degrades the environment nor exploits other species." Similarly, in *McDonald's Corp.* (Mar. 24, 1992), the staff permitted exclusion of a proposal requiring the company to offer a "[low-fat] burger, switch to an all-vegetable cooking oil and offer salads . . . in keeping with enlightened medical research findings and nutritional practice both in the U.S. and abroad." In each case, the company emphasized the complex decision-making process involved in selecting menu items. More generally, the staff has repeatedly allowed retailers to exclude, as relating to ordinary business operations, proposals seeking to influence management's decision whether to sell particular products. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 24, 2008) (permitting exclusion of a proposal requesting that the board issue a report on the viability of Wal-Mart's U.K. cage-free egg policy); *PetSmart, Inc.* (Apr. 14, 2006) (permitting exclusion of a proposal requesting the company's board to issue a report based on the company's findings in an investigation into whether to end bird sales); *Marriott International, Inc.* (Feb. 13, 2004) (permitting exclusion of a proposal prohibiting the sale of sexually explicit material at Marriott-owned and managed properties); *Albertson's, Inc.* (Mar. 18, 1999) (permitting exclusion of a proposal that the company's board take steps necessary to assure that the company no longer sells, advertises, or promotes tobacco products).

B. The Proposal would permit shareholders to micro-manage the Company's operations.

The Proposal also is excludable because it seeks to "micro-manage" the Company by probing too deeply into maters of a complex nature upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment. The staff has permitted exclusion of proposals on this ground in a number of circumstances. In *Amazon.com, Inc.* (Mar. 20, 2013), for example, the staff permitted exclusion of a proposal requesting that the board of directors hold a competition for giving public advice on matters to be voted on at the company's annual meetings. In concurring in the company's view that the proposal was excludable under Rule 14a-8(i)(7), the staff stated that "the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." *See also Bank of America Corp.* (Feb. 27, 2008) (permitting exclusion of a proposal seeking to limit the bank's business dealings with persons who do not have social security numbers) and *Wal-Mart Stores, Inc.* (Mar. 23, 2001) (permitting exclusion of a proposal concerning the company's hours of business).

The Proposal, like those addressed in the letters cited above, seeks to probe too deeply into matters of a complex nature which are not appropriate for shareholder determination. Many complex factors, many of which require analysis of information to which the Company's shareholders do not have access, are considered when the Company decides whether or when to introduce new menu items. These factors include, in addition to those noted in the discussion above, quality and taste of the item, food safety, availability of supplies, equipment and storage requirements, and ease of service. In addition, while the Proposal references customer preferences as a supporting rationale, this factor, too, falls squarely within the purview of management. The Proponent asks shareholders to support the introduction of new menu items without the benefit of the information and background necessary to understand the complexity of these decisions. New product implementation takes years of research and testing and is clearly within the ordinary business of the Company. The Company's menu has been developed over a long period of time with a focus on quality and service, offering only a limited number of high quality items. In addition to a rigorous research and development and testing process for introduction of a new menu item, the Company's process for menu development includes obtaining feedback from franchisees, supply chain considerations, and financial and marketing considerations related to whether a new product will drive incremental sales. In the quick-service and delivery restaurant environment, there are limits on the number of menu items that can be offered and management's ability to select the menu items that the restaurants offer based on financial, marketing and other reasons, is fundamental to its role in operating the business, and cannot be submitted to shareholders to micro-manage.

C. The Proposal does not involve a matter of significant policy.

The Commission noted in the 1998 Release that shareholder proposals relating to ordinary business operations but "focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Proposal, however, does not focus on any significant social policy issue.

The Proposal's resolution requesting that the Company offer vegan meats and cheeses begins with the words "in order to advance animal welfare, reduce [the Company's] ecological footprint, expand [the Company's] healthier options, and meet a growing demand for plant-based foods." The supporting statement, in contrast, is focused primarily on consumer demand for healthier food options and secondarily on the benefits to the environment of relying on plant-based rather than animal-based food sources. Neither of these considerations raises a significant social policy issue that transcends the ordinary business of selecting menu items. *See, e.g., McDonald's Corp.* (Mar. 24, 1992) (permitting exclusion of a proposal asking the company to "offer [a low-fat] burger, switch to an all-vegetable cooking oil and offer salads . . . in keeping with enlightened medical research findings and nutritional practice") and *McDonald's Corp.* (Mar. 9, 1990) (permitting exclusion of a proposal which sought to have the company "reduce its negative impact on the environment by introducing a vegetarian entree whose means of production neither degrades the environment nor exploits other species" on the ground that the proposal "deal[s] with a matter relating to the conduct of the Company's ordinary business operations (i.e., decision to develop and market a new menu item)"). To the extent that the staff has denied exclusion of health-related proposals on the ground that they raise a significant policy issue, the proposals have focused on inherent and significant hazards to human health. *See, e.g., Columbia/HCA Healthcare Corp.* (Mar. 30, 1999); *Baxter International Inc.* (Mar. 1, 1999); and *Universal Health Services Inc.* (Mar. 30, 1999). The Proposal, in contrast, focuses on the potential advantages of adding new menu items in furtherance of healthier eating and responsiveness to consumer preferences.

While the Proposal merely mentions animal welfare, even a proposal with a focus on animal welfare is excludable as relating to ordinary business if it relates to a specific product offering. In *Home Depot, Inc.* (Jan. 24, 2008), for example, the staff permitted exclusion of a proposal seeking to end the sale of glue traps "because they are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife as well." While the focus of the proposal was on animal welfare, the staff noted that the proposal related to the company's "ordinary business operations (i.e., the sale of a particular product)." See also *Lowe's Companies, Inc.* (Feb. 1, 2008) (permitting exclusion of a similar proposal on the ground that it related to the sale of a particular product, despite the proponent's assertion that animal welfare is a matter of significant social policy). In both *Home Depot, Inc.* (Jan. 24, 2008) and *Lowe's Companies, Inc.* (Feb. 1, 2008), the proposal described alleged incidents of animal cruelty in significant detail. The Proposal, in contrast does not contain any allegations of animal cruelty. Accordingly, even to the extent that animal welfare might, in some contexts, raise a social policy issue, no such issue is raised by the Proposal.

Similarly, the staff has permitted exclusion of proposals that merely reference but do not focus on environmental issues. In *Alpha Natural Resources, Inc.* (Feb. 17, 2009), for example, the staff permitted exclusion of a proposal requesting a report on the company's response to regulatory and public pressure to reduce carbon dioxide emissions, on the basis that the proposal related to the company's ordinary business operations. Likewise, in *Danaher Corp.* (Mar. 8, 2013), the staff permitted exclusion of a proposal requesting that the board issue a report summarizing the company's policies and plans for eliminating releases of mercury from company products. In its no-action letter, the staff noted that the proposal was excludable because it related to the company's product development. The Proposal merely references the environment by making a general claim that "[v]egan foods are also best for the environment," and does not otherwise link the Proposal to any environmental issue. The Proposal does not seek to eliminate meat menu items or animal agriculture in general, and it is unclear how the Proposal to add a vegan meat and cheese menu option addresses any environmental issue.

Incidentally, the Company already offers menu items which allow consumers to eat vegan, including original crust fresh dough pizza with sauce and vegetable toppings (but no meat or cheese). As the Proponent notes on its own website, the Company's pizza sauce and dough are vegan, and "by omitting the cheese and choosing your favorite vegetable toppings, you can easily make a delicious vegan pizza." *See* http://www.peta.org/living/food/chain-restaurants (Dec. 16, 2014).

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2015 proxy materials pursuant to Rules 14a-8(i)(7). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com.

Sincerely,

Alan L. Dye

Enclosures

cc: People for the Ethical Treatment of Animals
Clara M. Passafiume (Papa John's International, Inc.)
John B. Beckman (Hogan Lovells US LLP)

\\DC - 028721/000001 - 6335290 v5

Exhibit A

Copy of the Proposal and Related Correspondence

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS

Washington, D.C.
1536 16th St. NW
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Info@peta.org
PETA.org

Affiliates:
- PETA India
- PETA Australia
- PETA Germany
- PETA Asia-Pacific
- PETA Netherlands
- PETA Foundation (U.K.)

November 24, 2014

Clara M. Passafiume
Corporate Counsel and Secretary
Papa John's International, Inc.
P.O. Box 99900
Louisville, Kentucky 40269-0900

VIA USPS 1 DAY SHIPPING

Dear Ms. Passafiume:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2015 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, RBC Wealth Management, confirming ownership of 54 shares of Papa John's International, Inc. common stock, most of which were acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2015 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 1536 16th St. NW, Washington, DC 20036, by telephone at (202) 540-2204, or by e-mail at JaredG@PetaF.org. If Papa John's International, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

Sara Britt

Sara Britt, Department Coordinator
PETA Corporate Affairs

Enclosures: 2015 Shareholder Resolution
RBC Wealth Management letter

RBC Wealth Management

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 976-966-0309

November 24, 2014

Clara M. Passafiume
Corporate Counsel and Secretary
Papa John's International, Inc.
P.O. Box 99900
Louisville, Kentucky 40269-0900

Re: Verification of Shareholder Ownership in Papa John's International, Inc.

Dear Ms. Passafiume:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 54 shares of Papa John's International common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Papa John's International for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (973) 410-3563.

Sincerely,

Diana Baroni

Diana Baroni
Assistant to Joshua Levine
First Vice President – Financial Advisor
RBC Wealth Management

Shareholder Resolution Regarding Vegan Menu Offerings

RESOLVED, that in order to advance animal welfare, reduce its ecological footprint, expand its healthier options, and meet a growing demand for plant-based foods, shareholders encourage the board to have Papa John's expand its menu offerings to include vegan cheeses and vegan meats.

Supporting Statement
"According to Google Trends," the Huffington Post notes, "public interest in a vegan diet is higher than ever before." Surveys and rankings continue to list vegan foods as a top trend. In the National Restaurant Association's 2014 "What's Hot" survey of top food trends as perceived by leading chefs, 74 percent of those surveyed say that vegan entrées are either a "hot trend" or a "perennial favorite."

As a result, pizza chains across the country, such as zpizza, Uncle Maddio's Pizza Joint, PizzaRev, Mellow Mushroom, RedBrick Pizza, Brixx, Your Pie, and Blaze Pizza, have responded by adding vegan cheese, and many offer vegan meats. Heated competition is now coming from the surge of fast casual brands, many with big backing, and it's common to find them leading the way with premium vegan toppings.

Premium vegan toppings can also expand Papa John's healthier menu offerings. The Academy of Nutrition and Dietetics states that vegetarians and vegans enjoy a lower risk of death from ischemic heart disease, lower blood cholesterol levels, lower blood pressure, lower rates of hypertension and type 2 diabetes, and a lower body mass index as well as lower overall cancer rates. Young people are more likely to be vegetarian or vegan, and more adults are also becoming vegan. Public figures ranging from former president Bill Clinton to Ellen DeGeneres are raising awareness of the health benefits of vegan eating.

Vegan foods are also best for the environment. The Food and Agriculture Organization (FAO) of the United Nations has declared that the "livestock sector is one of the top two or three most significant contributors to the most environmental problems at every scale from global to local." Animal agriculture is a leading contributor to climate change—accounting for 18 to a staggering 51 percent *or more* of global greenhouse-gas emissions, according to reports published by the United Nations and the Worldwatch Institute, respectively. Plant-based foods also contribute to food security and price stabilization as we face major droughts. As David Pimentel of Cornell University noted, producing a pound of animal protein requires about 100 times more water than producing a pound of grain protein.

Papa John's has reportedly noted that it already has "many customers who order the Garden Fresh pizza with … no cheese"; apparently, its current pizza sauce and original crust are already vegan. By offering premium vegan toppings, Papa John's can do more than just keeping up with the growing public interest in animal-free foods—it can also promote operations that are less detrimental to the environment, public health, and animal welfare.

We urge shareholders to support this socially and ethically responsible resolution.